Commission File Number 001-31914

EXHIBIT 99.2

中 國 人 壽 保 險 股 份 有 限 公 司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on the Resolutions of the Second Meeting of the Seventh Session of the Board of Supervisors of China Life Insurance Company Limited

The second meeting (the “Meeting”) of the seventh session of the Board of Supervisors (the “Board of Supervisors”) of China Life Insurance Company Limited (the “Company”) was held on August 25, 2021 in Beijing. The supervisors were notified of the Meeting by way of a written notice dated August 11, 2021. All of the Company’s four supervisors attended the Meeting in person, including Jia Yuzeng, chairman of the Board of Supervisors, and Han Bing, Cao Qingyang and Wang Xiaoqing, supervisors of the Company. The time, venue and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association (the “AOA”) and Rules of Procedures for the Board of Supervisors of the Company.

The Meeting was presided over by Mr. Jia Yuzeng. The supervisors who attended the Meeting unanimously passed the following resolutions after sufficient review and discussion:

1.	The Proposal regarding the Interim Financial Reports of the Company for the First Half of 2021

Voting result: 4 for, 0 against, with no abstention

2.	The Proposal regarding the A Share Interim Report of the Company for the First Half of 2021 and the H Shares Interim Report of the Company for the First Half of 2021

The Board of Supervisors believes that:

a.	The preparation and review procedures of these Interim Reports for the First Half of 2021 are in conformity with provisions under relevant laws, administrative regulations, departmental rules and AOA;

b.	The content of these Interim Reports for the First Half of 2021 truthfully, accurately and completely reflects the conditions of the Company in the first half of 2021;

c.	No breach of confidentiality by the staff who worked on the preparation and review of these Interim Reports for the First Half of 2021 was detected before this opinion was issued.

Commission File Number 001-31914

Voting result: 4 for, 0 against, with no abstention

3.	The Proposal regarding the Amendments to the Articles of Association of the Company

The Board of Supervisors agreed to submit this proposal to the shareholders’ general meeting of the Company for approval. Please refer to the announcement filed on the website of Shanghai Stock Exchange (www.sse.com.cn) on the same date of this announcement for further details.

Voting result: 4 for, 0 against, with no abstention

4.	The Proposal regarding the Company’s Internal Audit Work Report for the First Half of 2021

Voting result: 4 for, 0 against, with no abstention

Board of Supervisors of China Life Insurance Company Limited

August 25, 2021

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